UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 1, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☑

The following document is being submitted herewith:

•	Press Release dated November 14, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	December 1, 2016	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Inc. Files Materials for Special Meeting of Shareholders on December 15, 2016 in Connection with Spectra Energy Combination

CALGARY, ALBERTA – November 14, 2016 – Enbridge Inc. (Enbridge or the Company) (TSX:ENB) (NYSE:ENB) today announced that the U.S. Securities and Exchange Commission (SEC) has declared effective the proxy statement/prospectus filed on Form F-4 in connection with Enbridge’s proposed merger transaction with Spectra Energy Corp (Spectra Energy).

Enbridge also announced that its management information circular in connection with a special meeting of shareholders of Enbridge has been filed with Canadian securities commissions and with the SEC and will be mailed to Enbridge shareholders shortly. The special meeting of shareholders will be held on December 15, 2016 at 1:00 p.m. (Mountain Time) in Calgary, Alberta for purposes of approving matters in connection with the transaction with Spectra Energy. For further information with respect to the transaction and the special meeting, see the management information circular filed on SEDAR at www.sedar.com.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,200 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S., and has been ranked 15 times on the annual Canada’s Top 100 Employers list, including the 2017 index.

Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward-Looking Information

Certain information with respect to the special meeting of shareholders of Enbridge constitutes forward-looking statements. Although Enbridge believes these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties, including those pertaining to the Transaction and the special meeting of shareholders, and the timing and completion thereof. A further discussion of the risks and uncertainties facing the Company can be found in the Company’s filings with Canadian and United States securities regulators. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Enbridge has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which was declared effective by the SEC on November 14, 2016, which includes a proxy statement of Spectra Energy that also constitutes a prospectus of Enbridge, as well as other documents in connection with the merger of Enbridge and Spectra Energy (the “Transaction”). The definitive proxy statement/prospectus will be sent to the shareholders of Spectra Energy. INVESTORS AND SHAREHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENBRIDGE, SPECTRA ENERGY, THE TRANSACTION AND RELATED MATTERS. The registration statement and the definitive proxy statement/prospectus are available, and other documents filed by Enbridge and Spectra Energy with the SEC, when filed, will be available, free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders can obtain free copies of the definitive proxy statement/prospectus, and will be able to obtain other documents which will be filed with the SEC by Enbridge, on Enbridge’s website at www.enbridge.com or upon written request to Enbridge’s Investor Relations department, 200, 425 First St. SW, Calgary, AB T2P 3L8 or by calling 1-800-481-2804 within North America and 1-403-231-5957 from outside North America, and can obtain free copies of the definitive proxy statement/prospectus, and will be able to obtain other documents filed with the SEC by Spectra Energy, upon written request to Spectra Energy, Investor Relations, 5400 Westheimer Court, Houston, TX 77056 or by calling 1-713-627-4610. You may also read and copy any reports, statements and other information filed by Spectra Energy and Enbridge with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the Transaction. However, Enbridge, Spectra Energy, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Enbridge’s directors and executive officers may be found in its Management Information Circular dated March 8, 2016 available on its website at www.Enbridge.com and at www.sedar.com. Information about Spectra Energy’s directors, executive officers and other members of management and employees may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 25, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 16, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction is included in the definitive proxy statement/prospectus, and will be included in other relevant materials filed with the SEC when they become available.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Adam McKnight
Toll Free: 1-888-992-0997	(403) 266-7922
Email: media@enbridge.com	Email: adam.mcknight@enbridge.com

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